Exhibit 99.3

Consent of Independent Auditors

We consent to the incorporation by reference in Registration Statements on Form S-8 (Registration Nos. 333-127340, 333-164696, 333-174127 and 333-190469) of Magal Security Systems Ltd. of our report dated July 28, 2016, related to the consolidated financial statements of Aimetis Corp. as of and for the year ended December 31, 2015, appearing in this Current Report on Form 6-K of Magal Security Systems, Ltd.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Kitchener, Canada
August 3, 2016